TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

November 1, 2007

TITAN TRADING ANALYTICS INC.

ANNOUNCES NEW TERMS FOR NON-BROKERED PRIVATE PLACEMENT

EDMONTON - Titan Trading Analytics Inc. (“Titan”) announced today that it has decided to amend the terms of a non-brokered private placement pursuant to the press release dated September 11, 2007.

Titan intends to proceed with a non-brokered private placement offering of up to 2,000,000 units (“Units”) at a subscription price of $0.40 Canadian ($0.42 US) per Unit for gross proceeds of up to $800,000 Canadian.  Each Unit will consist of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) for a period of twenty four (24) months from closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital.

The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month hold period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.